Exhibit 99.1

Notice to convene Annual General Meeting 2019

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

May 29th, 2019 at 2:00 pm CET

The annual general meeting will be held at:

Mazanti-Andersen Korsø Jensen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members

6.	Election of State-authorized Public Auditor

7.	Any proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan Jensen is elected as chairman of the general meeting.

Re 2

Chairman of the Board, Michael Wolff Jensen, and/or Chief Executive Officer, Jan Møller Mikkelsen will report on the Company’s activities for the year ended December 31, 2018.

Re 3

The Board of Directors recommends that the audited annual report will be adopted and that a resolution will be passed to discharge the Board of Directors and Management from liability.

Re 4

The Board of Directors proposes that the consolidated loss for the year of EUR 130.1 million be carried forward to next year through recognition in accumulated deficit.

Re 5

Members of Class I of the Board of Directors are up for election. Pursuant to article 10 of the Articles of Association, board members shall be elected in accordance with the following rules:

“The board of directors shall with respect to the duration of the term which they severally hold office be classified into two classes as nearly equal in number as possible. Such classes shall originally consist of one class of directors (“Class I”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.”

Currently, the Board of Directors is composed of the following:

Class I, with a term expiring at the annual general meeting to be held in 2019: James I. Healy, Jan Møller Mikkelsen, Michael Wolff Jensen and Lisa Morrison.

Class II, with a term expiring at this annual general meeting in 2020: Albert Cha, Birgitte Volck and Lars Holtug.

The board of directors proposes that the following persons are elected for Class I for a term expiring at the annual general meeting to be held in 2021:

James I. Healy (reelection for Class I)

Jan Møller Mikkelsen (reelection for Class I)

Lisa Morrison (reelection for Class I)

Michael Wolff Jensen (reelection for Class I)

so that, if so decided by the shareholders, the board of directors will consists of the following:

Class I, with a term expiring at the annual general meeting to be held in 2021:

James I. Healy

Jan Møller Mikkelsen

Lisa Morrison

Michael Wolff Jensen

Class II, with a term expiring at the annual general meeting to be held in 2020:

Albert Cha

Birgitte Volck

Lars Holtug

All current board members in Class I have accepted to stand for reelection in accordance with the above. Information about the current board members is available on the Company’s website www.ascendispharma.com.

Re 6

The Board of Directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be re-appointed as the Company’s auditor.

Re 7

The Board of Directors proposes 3 amendments to the Articles of Association. Each of the proposals are described in A, B and C below and the adoption of each proposal is independent of each other.

Proposal A:

The Board of Directors proposes to amend the Articles of Association by renewing the existing authorization in article 4d(1) that authorize to the Board of Directors to increase the company’s share capital at one or more times with pre-emptive subscription rights for the company’s shareholders.

The Board of Directors specifically proposes that the existing wording in article 4d(1) in the Articles of Association is replaced in its entirety with the following wording:

“The board of directors is until 28 May 2024 authorized at one or more times to increase the company’s share capital with up to nominal DKK 9,000,000 with pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorisation shall be carried out by the board of directors by way of cash contributions. The board of directors is authorised to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.”

Article § 4 d (3) of the articles of association shall apply to the shares issued pursuant to the above authorization:

§ 4 d (3) For shares issued pursuant to article 4 d (1) or 4 d (2) the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.

Proposal B:

The Board of Directors proposes to amend the Articles of Association by renewing and amending the existing authorization in article 4d(2) that authorize the Board of Directors to increase the company’s share capital at one or more times without pre-emptive subscription rights for the company’s shareholders.

The Board of Directors specifically proposes that the existing wording in article 4d(2) in the Articles of Association is replaced in its entirety with the following wording:

“The board of directors is until 28 May 2024 authorized at one or more times to increase the company’s share capital by up to nominal DKK 9,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

Article § 4 d (3) of the articles of association shall apply to the shares issued pursuant to the above authorization:

§ 4 d (3) For shares issued pursuant to article 4 d (1) or 4 d (2) the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.

Proposal C:

The Board of Directors proposes to amend the Articles of Association by renewing and amending the existing authorization in article 4e that authorize the Board of Directors to issue convertible bonds which gives the right to subscribe for shares in the Company

The Board of Directors specifically proposes that the existing wording in article 4e in the Articles of Association is replaced in its entirety with the following wording:

“During the period ending 28 May 2024, the company may at one or more times by resolution of the board of directors obtain loans against issuance of convertible bonds which gives the right to subscribe for shares in the company. The company’s existing shareholders shall not have pre-emption rights and the convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of the board of directors. The loans shall be paid in cash. The terms and conditions for the convertible bonds shall be determined by the board of directors.

As a consequence of the conversion of the convertible bonds, the board of directors is authorized during the period until 28 May 2024 to increase the share capital by a nominal value of up to DKK 9,000,000 at one or more times by resolution of the board of directors by conversion of the convertible bonds and on such other terms as the board of directors may determine. The company’s existing shareholders shall not have pre-emption rights to subscribe for shares issued by conversion of the convertible bonds. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on convertible bonds shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

—oo0oo—

The adoption of the proposal to amend the Articles of Association proposed in item 7 of the agenda requires a majority in favor of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting. The remaining proposals are adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 47,086,193 consisting of 47,086,193 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of May 01, 2019.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of owners who have requested such notification.

Shareholders can ask questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is May 22, 2019. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than May 28, 2019 at 12.00 a.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than Tuesday, May 28, 2019 at 12.00 a.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than Tuesday, May 28, 2019 at 12.00 a.m. (CET).

Voting by mail: Shareholders may—instead of voting in person at the ordinary general meeting—choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote must be received by Computershare A/S no later than May 28, 2019 at 12.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days.

Hellerup, May 01, 2019

On behalf of the Board of Directors

Michael Wolff Jensen

Chairman